UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 1)
________________________

ITEX CORPORATION
(Name of Subject Company)
________________________

WESTERN SIZZLIN CORPORATION
(Name of Filing Person—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
_________________________

465647204
(CUSIP Number of Class of Securities)
________________________

Robyn B. Mabe
Vice President and Chief Financial Officer
Western Sizzlin Corporation
416 South Jefferson Street, Suite 600
Roanoke, Virginia 24011
(540) 345-3195
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copies to:
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**

$15,953,624	$490

*
Pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, and solely for the purpose of calculating the registration fee, the market value of the securities to be received by Western Sizzlin Corporation was calculated as the product of (i) 17,726,248 shares of ITEX Corporation common stock outstanding as of October 31, 2007 (as reported in ITEX’s Quarterly Report on Form 10-QSB for the quarterly period ended October 31, 2007) and (ii) the average of the high and low sales prices of ITEX Corporation common stock as quoted on the OTC Bulletin Board on December 20, 2007 ($0.90).  As reported in ITEX’s Quarterly Report on Form 10-QSB for the quarterly period ended October 31, 2007, there were no ITEX Corporation common stock options outstanding as of October 31, 2007.

**
The amount of the filing fee equals $30.70 per million dollars of transaction value.  The entire amount of the filing fee has been offset by the amount of the filing fee previously paid by Western Sizzlin Corporation as described below.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$490	Filing Party:	Western Sizzlin Corporation
Form or Registration No.:	Form S-4, 333-148349	Date Filed:	December 27, 2007

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement originally filed with the Securities and Exchange Commission on December 27, 2007 (as amended, the “Schedule TO”) by Western Sizzlin Corporation, a Delaware corporation (“Western”).  The Schedule TO relates to the offer by Western to exchange each issued and outstanding share of common stock, par value $0.01 per share (“ITEX Common Stock”), of ITEX Corporation, a Nevada corporation (“ITEX”), for .06623 shares of common stock, par value $0.01 per share (“Western Common Stock”), of Western, upon the terms and subject to the conditions described in the Prospectus (as defined below) and the related Letter of Transmittal, which are exhibits (a)(4) and (a)(1)(i) hereto, respectively (which together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”).

Western has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the Western Common Stock to be issued to holders of ITEX Common Stock pursuant to the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus, which is a part of the Registration Statement (the “Prospectus”), and the related Letter of Transmittal, which are exhibits (a)(4) and (a)(1)(i) hereto, respectively.

Items 1 through 9, and Item 11.

All information contained in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12.    Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(iii)                      Text of press release issued by Western, dated January 28, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2008

WESTERN SIZZLIN CORPORATION

By:	/s/ Robyn B. Mabe
	Name:	Robyn B. Mabe
	Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Form of Letter of Transmittal (1)

(a)(1)(ii)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (1)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (1)

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (1)

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (1)

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus relating to Western Common Stock to be issued in the Offer (1)

(a)(5)(i)	Text of press release issued by Western, dated December 12, 2007 (2)

(a)(5)(ii)	Text of press release issued by Western, dated December 27, 2007 (2)

(a)(5)(iii)	Text of press release issued by Western, dated January 28, 2008 (3)

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated by reference from Western’s Registration Statement on Form S-4 filed on December 27, 2007.
(2)	Previously filed.
(3)	Filed herewith.